SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:             8 November 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 8 November 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH, United Kingdom

Update- Routine announcements

9 October to 7 November 2007

DATE	DETAILS

31.10.07 Voting Rights and Capital (Treasury transfer and end-October update)
18.10.07 National Grid US investor seminar
16.10.07 Voting Rights and Capital (Transfer of shares out of Treasury)
9.10.07 Directors Interests - Share Incentive Plan - monthly update

Notes: NG has continued its share repurchase programme. Annexed are further announcements made on 9, 10, 11, 12, 15, 16, 17, 18, 19, 22, 23, 24, 25, 26, 27, 30 and 31 October 2007 and
          1, 2, 5, 6, and 7 November 2007- in respect of repurchases on each preceding business day.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- Routine announcements

9 October to 7 November 2007

National Grid plc (“NG”)

9th October 2007

Notification of Directors' Interests

-------------------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 28,822 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 8th October, at a price of 768.5 pence per share, on behalf of some 2,500 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	16 Ordinary Shares
Steven Holliday	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	319,703 Ordinary Shares
Steven Holliday	717,038 Ordinary Shares

-------------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

16th October 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 37,686 shares held in Treasury were today transferred to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,605,885,957 ordinary shares, of which 13,133,370 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,592,752,587 shares with voting rights.

The figure of 2,592,752,587 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

18 October 2007

National Grid US investor seminar

National Grid is today holding a seminar for analysts and investors. This will focus on our Gas Distribution and Electricity Distribution & Generation businesses in the US with presentations from the Chief Executive, Steve Holliday, and his executive team. The main topics will be:

• Regulation
• Gas distribution
• Electricity distribution and generation
• Global IS
• Shared Services
• Relative returns in the UK and US

The seminar will begin at 08.00 (Eastern Time) and will be held at the Intercontinental - The Barclay in New York City. The seminar will close at 15.00.

A live webcast of the seminar will be available at www.nationalgrid.com. A replay of the webcast will be available on this website later today.

As previously announced, National Grid's half-year results will be announced on Thursday 15 November 2007.

CONTACTS

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick

Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

31 October 2007

National Grid plc

Voting rights and capital – update

In conformity with the Transparency Directive, National Grid plc would like to notify the market of the following:

National Grid has today been notified that 26,809 shares held in Treasury were transferred late yesterday to share scheme participants. National Grid plc’s registered ordinary share capital as at close of 31 October 2007 consists of 2,595,793,987 shares, of which 13,106,561 have been purchased in the market and registered as treasury shares, leaving a balance of 2,582,687,426 shares with voting rights.

The figure of 2,582,687,426 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interests in, or a change to their interest in, National Grid plc under the Disclosure and Transparency Rules.

Note: this notification confirms the actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers of shares being repurchased and the supporting details will indicate resultant share capital after market settlement and cancellation, or transfer to treasury, of the shares involved (and any earlier repurchases that remain to be registered).

National Grid plc - Transaction in Own Shares

9 October 2007

National Grid plc announces that on 8 October 2007 it purchased for cancellation 1,030,000 of its ordinary shares at a price of 766.5036 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,593,291,858 and the number of ordinary shares in Treasury will be 13,171,056.

National Grid plc - Transaction in Own Shares

10 October 2007

National Grid plc announces that on 9 October 2007 it purchased for cancellation 746,389 of its ordinary shares at a price of 769.6592 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,592,545,469 and the number of ordinary shares in Treasury will be 13,171,056.

National Grid plc - Transaction in Own Shares

11 October 2007

National Grid plc announces that on 10 October 2007 it purchased for cancellation 750,748 of its ordinary shares at a price of 765.4380 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,591,794,721 and the number of ordinary shares in Treasury will be 13,171,056.

National Grid plc - Transaction in Own Shares

12 October 2007

National Grid plc announces that on 11 October 2007 it purchased for cancellation 473,893 of its ordinary shares at a price of 772.1937 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,591,320,828 and the number of ordinary shares in Treasury will be 13,171,056.

National Grid plc - Transaction in Own Shares

15 October 2007

National Grid plc announces that on 12 October 2007 it purchased for cancellation 950,000 of its ordinary shares at a price of 777.4655 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,590,370,828 and the number of ordinary shares in Treasury will be 13,171,056.

National Grid plc - Transaction in Own Shares

16 October 2007

National Grid plc announces that on 15 October 2007 it purchased for cancellation 786,805 of its ordinary shares at a price of 777.1620 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,589,584,023 and the number of ordinary shares in Treasury will be 13,171,056.

National Grid plc - Transaction in Own Shares

17 October 2007

National Grid plc announces that on 16 October 2007 it purchased for cancellation 830,000 of its ordinary shares at a price of 780.7129 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,588,791,891 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

18 October 2007

National Grid plc announces that on 17 October 2007 it purchased for cancellation 680,000 of its ordinary shares at a price of 783.9404 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,588,111,709 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

19 October 2007

National Grid plc announces that on 18 October 2007 it purchased for cancellation 1,290,000 of its ordinary shares at a price of 785.8052 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,586,821,709 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

22 October 2007

National Grid plc announces that on 19 October 2007 it purchased for cancellation 1,090,000 of its ordinary shares at a price of 786.3860 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,585,731,709 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

23 October 2007

National Grid plc announces that on 22 October 2007 it purchased for cancellation 990,000 of its ordinary shares at a price of 778.5108 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,584,741,709 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

24 October 2007

National Grid plc announces that on 23 October 2007 it purchased for cancellation 731,092 of its ordinary shares at a price of 786.7916 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,584,010,617 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

25 October 2007

National Grid plc announces that on 24 October 2007 it purchased for cancellation 750,000 of its ordinary shares at a price of 786.4914 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,583,260,617 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

26 October 2007

National Grid plc announces that on 25 October 2007 it purchased for cancellation 600,000 of its ordinary shares at a price of 795.6191 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,582,660,617 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

27 October 2007

National Grid plc announces that on 26 October 2007 it purchased for cancellation 620,000 of its ordinary shares at a price of 799.3166 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,582,040,617 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

30 October 2007

National Grid plc announces that on 29 October 2007 it purchased for cancellation 1,160,000 of its ordinary shares at a price of 796.7190 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,580,880,617 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

31 October 2007

National Grid plc announces that on 30 October 2007 it purchased for cancellation 495,921 of its ordinary shares at a price of 794.7966 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,580,384,696 and the number of ordinary shares in Treasury will be 13,133,370.

National Grid plc - Transaction in Own Shares

1 November 2007

National Grid plc announces that on 31 October 2007 it purchased for cancellation 860,646 of its ordinary shares at a price of 799.9335 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,579,550,859 and the number of ordinary shares in Treasury will be 13,106,561.

National Grid plc - Transaction in Own Shares

2 November 2007

National Grid plc announces that on 1 November 2007 it purchased for cancellation 970,000 of its ordinary shares at a price of 795.1206 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,578,580,859 and the number of ordinary shares in Treasury will be 13,106,561.

National Grid plc - Transaction in Own Shares

5 November 2007

National Grid plc announces that on 2 November 2007 it purchased for cancellation 883,603 of its ordinary shares at a price of 793.7212 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,577,697,256 and the number of ordinary shares in Treasury will be 13,106,561.

National Grid plc - Transaction in Own Shares

6 November 2007

National Grid plc announces that on 5 November 2007 it purchased for cancellation 895,000 of its ordinary shares at a price of 795.1031 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,576,802,256 and the number of ordinary shares in Treasury will be 13,106,561.

National Grid plc - Transaction in Own Shares

7 November 2007

National Grid plc announces that on 6 November 2007 it purchased for cancellation 1,040,000 of its ordinary shares at a price of 789.4284 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,575,762,256 and the number of ordinary shares in Treasury will be 13,106,561.